Mail Stop 3561

February 5, 2008

Marc N. Geman
Chairman and Chief Executive
Spicy Pickle Franchising, Inc.
90 Madison Street, Suite 700
Denver, CO 80206

Re: Spicy Pickle Franchising, Inc.
Registration Statement on Form SB-2
File No. 333-148738
Filed on January 18, 2008

Dear Mr. Geman,

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering common stock issuable upon conversion of your Series A Variable Rate Convertible Preferred Stock and Warrants and as dividends on the Preferred Stock. Please revise your disclosure throughout and confirm to us that you will use Rule 416 only to register additional shares issuable as a result of stock splits, stock dividends and similar transactions. For example, you may not use Rule 416 to cover additional shares issuable as a result of changes in the market price of your shares or issuances by you below a certain price.

2. Please file your next amendment on the appropriate form available to you without an "SB" designation. Refer to Section IV of the Smaller Reporting Company Regulatory Relief and Simplification Release (Release No. 33-8876) and A Small Entity Compliance Guide, both which are available on our website at http://www.sec.gov/rules/final/finalarchive/finalarchive2007.shtml.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324 or me at (202) 551-3412

Regards,

Amanda McManus
Branch Chief – Legal

cc: Via Facsimile (310) 208-1154
        Mark Y. Abdou
        Richardson & Patel, LLP